Exhibit 99.2
Hydrogenics Corporation
Second Quarter 2006 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Hydrogenics Corporation
Basis of Presentation
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers our interim consolidated financial statements for the three and six months ended June 30, 2006 and updates our MD&A for fiscal 2005. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for fiscal 2005. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information. Unless the context otherwise requires, all references to “Corporation,” “Hydrogenics,” “our,” “us” and “we” refer to Hydrogenics Corporation and its subsidiaries. Additional information regarding the Corporation, including the Corporation’s Annual Information Form is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. This MD&A is dated August 4, 2006 and all amounts herein are denominated in U.S. dollars, unless otherwise stated.
Forward-looking Statements and Risk Factors
This MD&A contains forward-looking statements, including statements regarding the future success of our business, technology strategies and market opportunities. This MD&A neither promises nor guarantees the future performance of Hydrogenics, as there are unknown risks and uncertainties that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed in or implied by these forward-looking statements. These risks include, but are not limited to risks related to our revenue growth; operating results, industry and products, as well as other factors discussed in this MD&A. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, except as required by law. Readers are expected to review the section in our 2005 Annual Report entitled “Business Risks” for a more complete discussion of factors that could affect our future performance.
Financial Overview
Revenues for the three and six months ended June 30, 2006 were $5.4 million and $11.5 million, compared to $6.3 million and $17.6 million for the corresponding periods in 2005. These decreases are primarily attributed to production quality issues causing delays in our OnSite Generation business unit.
Net loss for the three months ended June 30, 2006 was $9.6 million, or ($0.11) per share, compared to $9.5 million, or ($0.10) per share for the corresponding period in 2005. The increase in our net loss is primarily attributable to $1.8 million in warranty charges in our OnSite Generation group, $0.7 million of increased selling, general and administrative expenses offset by $1.1 million of foreign exchange gains, $1.1 million of interest income, and $0.2 million of other items .
Net loss for the six months ended June 30, 2006 was $18.0 million, or ($0.20) per share, compared to $20.7 million or ($0.23) per share for the corresponding period in 2005. This decrease is primarily attributable to $1.8 million of decreased research and product development expenditures, $1.4 million of increased foreign exchange gains, $0.8 million of increased interest income and the absence of $1.0 million in integration costs offset by $1.8 million of decreased gross margins, $0.6 million of increased selling, general and administrative expenses.
Cash used in operations and capital expenditures for the three months ended June 30, 2006 was $7.8 million compared to $8.1 million for the same period in 2005. This 4% decrease is attributed to a decreased operating loss offset by increased capital expenditures.
Cash used in operations and capital expenditures for the six months ended June 30, 2006 was $13.0 million compared to $17.6 million for the same period in 2005. This 26% decrease is attributed to a decreased operating loss and working capital requirements offset by increased capital expenditures.

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Hydrogenics Corporation
Critical Accounting Estimates
Our interim consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our interim consolidated financial statements. We have identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 2 of our 2005 annual consolidated financial statements. We believe there have been no significant changes in our critical accounting estimates from what was previously disclosed in our MD&A for the year ended December 31, 2005. These policies are incorporated herein by reference. Preparation of our interim consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may vary significantly from those estimates.
Recently Issued Accounting Standards
Our accounting policies used to prepare our interim consolidated financial statements for the three and six months ended June 30, 2006 remain unchanged from those disclosed in our 2005 annual consolidated financial statements, except that they include the adoption of The Canadian Institute of Chartered Accountants (“CICA”) pronouncements contained in Sections 1530 — Comprehensive Income, 3251 — Equity, 3855 — Financial Instruments — Recognition and Measurement and 3865 — Hedges. In accordance with the provisions of these new standards, we have reclassified amounts previously recorded in ‘‘Cumulative translation adjustment’’ to ‘‘Accumulated other comprehensive loss’’ and now carry short-term investments at their amortized cost. As at January 1, 2006 as we had the intention to hold our short-term investments to maturity. Interest earned is recognized using the effective interest rate method and any decline in fair value, other than temporary, is recognized immediately in the consolidated statement of operations.
Results of Operations
The “Results of Operations” section below contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding Forward-looking Statements on page 2 of this MD&A, page 14 of our 2005 Annual Report and page 24 of our 2005 Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in those sections.
Revenues for the three and six months ended June 30, 2006 were $5.4 million and $11.5 million, respectively, representing a decrease of $0.9 million, or 15% compared to the three months ended June 30, 2005 and a $6.1 million, or 35% decrease compared to the six months ended June 30, 2005. These decreases are primarily the result of production quality issues in our OnSite Generation business unit.
The following table provides a breakdown of our revenues for the reported periods:

	Three months ended		Six months ended
		June 30		June 30
	2006	2005	2006	2005

OnSite Generation	$1,579	$1,879	$3,979	$10,514
Power Systems	974	1,084	2,117	2,055
Test Systems	2,823	3,330	5,416	5,028

	$5,376	$6,293	$11,512	$17,597

OnSite Generation revenues for the three and six months ended June 30, 2006 decreased primarily as a result of production delays caused by supply chain and component quality issues. Over the course of the second quarter, we implemented standardized, rigorous quality testing protocols to address the supply chain and component quality issues in our Belgian OnSite Generation group. As a result, we have now identified other operational and production quality issues which we are addressing through appropriate corrective measures. In order not to adversely affect our customer base, we are continuing to remediate these recently identified issues. Accordingly, we will not resume

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Hydrogenics Corporation
normalized activities in our OnSite Generation business unit until all production quality issues are adequately resolved. While we are optimistic that these issues will be resolved in the latter half of the year, we cannot be definitive as to when our OnSite Generation business unit will return to historical delivery levels. Revenues for the three and six months ended June 30, 2006 consisted of sales of electrolyzer products to customers in both industrial and transportation markets. At June 30, 2006, we had $17.9 million of confirmed orders for OnSite Generation products and services. As noted above, deliveries of these products will resume once we successfully address the operational and production quality issues currently being experienced in our Belgian operations
Power Systems’ revenues for the three months ended June 30, 2006 decreased by $0.1 million or 10% compared to the three months ended June 30, 2005 primarily as a result of a decrease in the average kilowatt output of the fuel cell power modules shipped in the second quarter of 2006 compared to the corresponding period in 2005. Power Systems’ revenues for the six months ended June 30, 2006 increased by $0.1 million or 3% compared to the six months ended June 30, 2005 primarily as a result of an increase in the overall number of fuel cell power modules shipped during 2006 combined with a lower number of larger output fuel cell power modules shipped during 2006. As at June 30, 2006, we had $9.0 million of confirmed orders for Power Systems products and services, approximately one-third of which are anticipated to be delivered and recognized as revenue in 2006.
Test Systems’ revenues for the three months ended June 30, 2006 decreased primarily as a result of delivering a higher number of smaller output units compared to the second quarter of 2005. Test Systems’ revenues for the six months ended June 30, 2006 increased by $0.4 million or 8% as compared to the same period in 2005 primarily as a result of increased testing services revenues. As at June 30, 2006, we had $4.6 million of confirmed orders for Test Systems, substantially all of which are anticipated to be delivered and recognized as revenue in 2006.
Cost of revenues for the three months ended June 30, 2006 was $6.2 million, an increase of $1.0 million from the second quarter of 2005. Expressed as a percentage of revenues, cost of revenues was 115% in the second quarter of 2006 compared to 83% for the same period in 2005. For the six months ended June 30, 2006, cost of revenues was $11.3 million, a decrease of $4.2 million from the six months ended June 30, 2005. Expressed as a percentage of revenues, cost of revenues was 98% for the six months ended June 30, 2006 compared to 88% for the same period in 2005. This deterioration can be attributed to $1.8 million of warranty reserves incurred during the second quarter of 2006. The requirement for these reserves became apparent as a result of issues identified upon the implementation of standardized, rigorous quality testing protocols implemented as a result of the component quality issues we experienced in our OnSite Generation group. These reserves largely relate to estimated future warranty costs for units shipped prior to the acquisition of Stuart Energy Systems Corporation (“Stuart Energy”) in January 2005. Additional cost of revenues commentary regarding each business unit is provided as follows:
•	OnSite Generation cost of revenues for the three and six months ended June 30, 2006 was $3.9 million and $6.4 million respectively. Expressed as a percentage of revenues, cost of revenues was 250% and 161% for the three and six-month periods ended June 30, 2006 compared to 103% and 99% for the corresponding periods in 2005. The percentage increase for the three months and six months ended June 30, 2006 is primarily the result of $0.8 million of additional warranty reserves incurred in the second quarter of 2006.

•	Power Systems’ cost of revenues for the three and six months ended June 30, 2006 was $0.5 million and $1.3 million, respectively. Expressed as a percentage of revenues, cost of revenues was 52% and 57% for the three and six-month periods ended June 30, 2006 compared to 73% and 72% for the corresponding periods in 2005. These improvements can be attributed to a higher proportion of military orders, which have historically generated higher margins combined with benefits achieved from cost and efficiency improvements and product standardization initiatives.

•	Test Systems’ cost of revenues for the three and six months ended June 30, 2006 was $1.8 million and $3.6 million, respectively. Expressed as a percentage of revenues, cost of revenues was 65% and 67% for the three and six month periods ended June 30, 2006 compared to 80% and 87% for the corresponding periods in 2005. These improvements are attributed to an increased proportion of testing services in the second quarter of 2006 and six months year-to-date compared to the corresponding periods in 2005.

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Hydrogenics Corporation
Selling, general and administrative (“SG&A”) expenses were $6.6 million for the three months ended June 30, 2006, an increase of $0.7 million or 12% compared to the second quarter of 2005. For the six months ended June 30, 2006, SG&A expenses were $13.2 million, an increase of $0.7 million, or 5% compared to the same period of 2005. SG&A expenses incurred in the three and six months ended June 30, 2006 reflect $0.4 million and $0.7 million, respectively, in additional costs as a result of the weakening of the U.S. dollar relative to the Canadian dollar compared with the corresponding periods in 2005 as well as $0.7 million and $1.8 million of consulting costs relating to Sarbanes-Oxley Act compliance and business strategy matters.
Research and product development expenses for the three months ended June 30, 2006 were $2.0 million, an increase of $0.3 million or 16% compared to the second quarter of 2005. This increase is primarily attributable to lower research and product development funding compared to the second quarter of 2005. For the six months ended June 30, 2006, research and product development expenses were $3.2 million, a decrease of $1.8 million, or 36% compared to the same period of 2005. This decrease reflects a $0.2 million increase in research and product development funding as well as the streamlining and harmonization of our research and product development efforts following the acquisition of Stuart Energy in the first quarter of 2005.
Amortization of property, plant and equipment was $0.3 million for the three months ended June 30, 2006, a decrease of $0.1 million from $0.4 million for the three months ended June 30, 2005. For the six months ended June 30, 2006, amortization of property, plant and equipment was $0.5 million, down from $0.7 million during the six months ended June 30, 2005. As compared with 2005, the average age of our assets increased, resulting in reduced amortization charges in the three and six months ended June 30, 2006.
Amortization of intangible assets was $2.1 million for the three months ended June 30, 2006 and $4.2 million for the six months ended June 30, 2006, consistent with the comparable periods of 2005.
Integration costs were $nil for the three and six-month periods ended June 30, 2006 compared to $0.3 million and $1.0 million for the three and six-month periods ended June 30, 2005. Integration costs incurred in the first and second quarters of 2005 were attributable to termination benefits and other expenses associated with the acquisition of Stuart Energy.
Provincial capital tax expense was less than $0.1 million for the three and six months ended June 30, 2006 and 2005 and are primarily related to estimates of provincial capital taxes payable and are partially dependent on the eligibility of certain short-term investments being deducted from net assets to arrive at our tax base for capital tax purposes.
Interest, net was $1.1 million for the three months ended June 30, 2006, an increase of $0.6 million or 114% compared to the second quarter of 2005. For the six months ended June 30, 2006, interest, net was $2.0 million, an increase of $0.8 million, or 72% compared to the same period of 2005, primarily the result of higher yields on underlying investments, partially offset by a decrease in cash and cash equivalents and short-term investments.
Foreign currency gains for the three and six months ended June 30, 2006 were $1.1 million compared to foreign currency losses of $0.7 million and $0.3 million for the three and six-month periods ended June 30, 2005. These increases are the result of holding Canadian dollar investments during 2006 when the value of the Canadian dollar appreciated relative to the U.S. dollar.
Income tax expense for the three and six months ended June 30, 2006 was less than $0.1 million is consistent with the expense incurred in the three and six months ended June 30, 2005.
Net loss for the three months ended June 30, 2006 was $9.6 million compared to $9.5 million for the three months ended June 30, 2005. Net loss for the three months ended June 30, 2006 by business segment was as follows: OnSite Generation $6.1 million; Power Systems $2.8 million. During the three months ended June 30, 2006 our Test Systems group earned net income of $0.1 million with the balance of the loss of $0.9 million attributable to Corporate & Other. Additional net loss commentary for the three months ended June 30, 2006 is as follows:

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Hydrogenics Corporation
•	OnSite Generation incurred a net loss of $6.1 million for the three months ended June 30, 2006 compared to a net loss of $3.2 million for the three months ended June 30, 2005. This increased net loss is attributable to $1.8 million of additional warranty reserves incurred during the second quarter of 2006.

•	Power Systems incurred a net loss for the three months ended June 30, 2006 of $2.8 million compared to a net loss of $3.0 million for the three months ended June 30, 2005. This improvement is attributable to increased gross profit and lower research and development costs offset by increased SG&A costs.

•	Test Systems earned $0.1 million of net income for the three months ended June 30, 2006 compared to a net loss of $0.7 million for the three months ended June 30, 2005. This improvement is related to increased revenues for testing services, increased gross profit and decreased amortization of property, plant and equipment.

•	Corporate & Other costs were $0.9 million for the three months ended June 30, 2006 compared to $2.7 million for the three months ended June 30, 2005. This improvement primarily reflects realized foreign exchange gains and increased interest income.
For the six months ended June 30, 2006, net loss was $18.0 million compared to $20.7 million for the comparable period in 2005. Net loss for the six months ended June 30, 2006 was incurred as follows: OnSite Generation — $9.2 million; Power Systems — $4.9 million; Test Systems — less than $0.1 million; and the balance of $3.8 million is attributable to Corporate & Other. Further net loss commentary for the six months ended June 30, 2006 regarding each business unit is as follows:
•	OnSite Generation incurred a net loss of $9.2 million for the six months ended June 30, 2006 compared to $7.0 million in the comparable period of 2005 attributable to additional warranty reserves of $1.8 million incurred during the second quarter of 2006 combined with lower revenues caused by component quality and supply chain issues which resulted in lower overhead absorption. Throughout the year we have made efforts to improve quality and testing systems to support increased production and will continue to make such efforts throughout the balance of the year. While we are optimistic that these issues will be resolved in the latter half of the year, we cannot be definitive as to when our OnSite Generation business unit will return to historical delivery levels..

•	Power Systems incurred a net loss for the six months ended June 30, 2006 of $4.9 million compared to $6.6 million in the six months ended June 30, 2005. This decrease is attributable to increased revenues and gross profit and decreased research and product development costs, which were offset by increased SG&A noted above.

•	Test Systems incurred a net loss for the six months ended June 30, 2006 of less than $0.1 million compared to $1.5 million in the six months ended June 30, 2005. This decrease is attributable to increased revenue and gross margins as a result of increased testing services revenue combined with decreased SG&A, research and product development expenditures and amortization expense.

•	Corporate & Other costs were $3.8 million for the six months ended June 30, 2006, compared to $5.5 million during the six months ended June 30, 2005. This improvement primarily reflects increased interest income combined with realized foreign exchange gains from holding Canadian dollars in a period where the Canadian dollar appreciated relative to the U.S. dollar.
Net loss per share for the three and six months ended June 30, 2006 was $0.11 and $0.20 respectively, compared to $0.10 and $0.23 for the three and six months ended June 30, 2005. The decrease in net loss per share for the six months ended June 30, 2006 is predominantly the result of a decreased net loss combined with an increase in the weighted average number of shares outstanding for 2006. Options granted under our stock option plan have not been included in the calculation of the diluted loss per share as the effect would be anti-dilutive.

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Hydrogenics Corporation
Weighted average number of shares outstanding during the three and six months ended June 30, 2006 was 91,781,393 and 91,675,121 (three months ended June 30, 2005, 91,743,525; six months ended June 30, 2005 — 90,766,791). The number of common shares outstanding at June 30, 2006 was 91,796,466 (June 30, 2005 — 91,675,670). The increase in the number of common shares outstanding was primarily attributable to the exercise of stock options. Stock options outstanding at June 30, 2006 were 7,027,685 (June 30, 2005 — 6,532,070) of which 4,607,755 were exercisable (June 30, 2005 — 4,129,294).
Financial Condition, Liquidity and Capital Resources
The “Liquidity and Capital Resources” section below contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding Forward-looking Statements on page 2 of this MD&A and page 14 of our 2005 Annual Report and page 24 of our 2005 Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in this section.
Cash and cash equivalents and short-term investments were $73.1 million as at June 30, 2006, a decrease of $12.7 million from December 31, 2005. This decrease is attributable to $10.8 million of net losses (excluding non-cash items), a $1.4 million increase in non-cash working capital requirements, $0.8 million of investing outflows excluding movements in short-term investments offset by $0.3 million of financing inflows.
Cash and cash equivalents used in operating activities during the three and six months ended June 30, 2006 were $7.2 million and $12.2 million, respectively. Cash and cash equivalents and short-term investments used in operating activities during the three and six months ended June 30, 2005 were $8.0 million and $17.3 million, respectively. These decreases are primarily related to decreased losses from operations.
Cash and cash equivalents used in investing activities excluding movements in short-term investments during the three and six months ended June 30, 2006 were $0.5 million and $0.8 million, respectively compared to $0.1 million and $0.3 million for the corresponding periods in 2005. These increases are primarily the result of increased capital expenditures compared to the corresponding period in 2005.
We anticipate using our funds to develop and commercialize products primarily for near term fuel cell and hydrogen generation applications based on anticipated market demand. Our actual funding requirements will vary depending on a variety of factors, including success in executing our business plan, progress on research and product development efforts, relationships with strategic partners, commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe our existing cash balances and cash generated by, or used in, operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next two to three years. However, if cash generated from operations is insufficient to satisfy our liquidity or growth requirements, we may seek to sell additional equity or arrange debt financing, which could include establishing an additional line of credit.
Credit Facilities
We have $14.4 million in lines of credit available to us for operating purposes and for letters of credit. Letters of credit aggregating $4.6 million were issued against these lines of credit at June 30, 2006. These letters of credit have various expiry dates extending through to October 2011. We are in compliance with our debt covenants.
Contingent Off-balance Sheet Arrangements and Contractual Obligations
We enter into repayable contribution and other research and product development arrangements with various Canadian government ministries and public sector enterprises. Under these arrangements, we are currently eligible to receive up to $12.3 million (December 31, 2005 — $11.5 million) toward agreed upon research and development project costs. The utilized amount of the advances as at June 30, 2006 was $12.3 million (December 31, 2005 — $11.5 million). In return, these funding parties have a right to repayments of up to 4.0% of gross revenue received

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Hydrogenics Corporation
by us as a result of commercial exploitation of the associated technology. To date, $0.3 million in revenues from these technologies has been recognized and a repayable amount of $8 has been reflected in our accounts. These arrangements will expire in stages between September 30, 2006 and March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.
There has been no change to our contractual obligations, which are outlined in the MD&A contained in our 2005 Annual Report.
Outlook
This “Outlook” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding Forward-looking Statements on Page 2 of this MD&A and on page 14 of our 2005 Annual Report and page 24 of our 2005 Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in those sections.
From an industry perspective, for the balance of 2006, and for the next several years, we anticipate we will benefit from a series of broad trends including: (i) sustained high prices for oil and natural gas; (ii) increased government legislation worldwide promoting alternative energy sources such as synthetic fuels, including hydrogen; (iii) increased awareness of the adverse impact of fossil fuels on our climate and environment; and (iv) the need for industrialized economies to access alternative sources of energy to reduce fossil fuel dependency. We anticipate these trends will continue and intensify in the future, allowing the benefits of hydrogen to be further demonstrated in numerous applications and that demands for fuel cell technology will continue to accelerate and advance the case for hydrogen as the fuel of the future.
Additional outlook commentary regarding each business unit is provided as follows:
•	In OnSite Generation, we will continue to address the operating and production quality issues we are currently experiencing. Our sales strategy is to continue to grow revenues in the industrial hydrogen markets while also pursuing opportunities in the transportation and renewable energy fields. We anticipate that the continued development of our new S-4000 electrolytic generator will position us to increase revenues in the industrial market as well as offer products for integration into larger scale renewable energy installations, such as solar and wind farms, as the demand for these large scale renewable installations increases.

•	As our products in Power Systems become more cost competitive with traditional incumbent technologies, we plan to sell to specific early adopting markets where we anticipate being both cost and performance competitive with incumbent technologies. We believe there are near term sales opportunities in the AC and DC backup power markets, the light mobility market, as well as various military markets.

•	In our Test Systems business unit, we will continue to expand our offering of services and diagnostic tools in order to provide fuel cell developers with critical information required to advance their technology.
We expect that our gross margins will remain lower than in previous years for the foreseeable future primarily as a result of a larger percentage of revenues emanating from our OnSite Generation business unit, which has historically generated lower margins, the time necessary to introduce our new S-4000 electrolytic generator, entering commercial markets for our Power Systems products which will be influenced by market economics and our ability to improve operational efficiency across all business units. At the same time, we are aiming to improve our gross margins by standardizing products, enhancing manufacturing and quality processes and reducing product costs through design and supply chain improvements. We will continue to invest in SG&A areas to address near term market opportunities and we expect that research and product development costs will trend upwards in the future to support product development initiatives as we commercialize, primarily in our Power Systems and OnSite Generation business units.

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Hydrogenics Corporation
We anticipate that the operating issues being experienced in the OnSite Generation business unit are temporary and attributed to production quality issues being addressed. We anticipate that these conditions will reverse themselves in the future assuming we can successfully address these issues in a timely manner. However, if these issues are more severe or prolonged it may result in our having to recognize asset impairment charges or if we change our business plan it may result in our having to recognize asset impairment charges. A change in the business plan of any of our reporting units could result in such charges. Our business may be harmed in the future not only by cyclical market conditions in any of our business units and also by slower growth in the markets served by our products.
Selected Quarterly Financial Data (Unaudited)
The following table provides summary financial data for our last eight quarters:

Expressed in thousands	Quarter ended
of dollars, except per	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30
share amounts	2006	2006	2005	2005	2005	2005	2004	2004

Revenues	$5,376	$6,136	$9,057	$10,537	$6,293	$11,304	$5,494	$3,509

Net Loss	(9,626)	(8,332)	(9,976)	(7,517)	(9,499)	(11,222)	(10,338)	(7,269)

Net Loss Per Share (Basic & Fully Diluted)	(0.11)	(0.09)	(0.11)	(0.08)	(0.10)	(0.13)	(0.16)	(0.11)

Weighted Average Common Shares Outstanding	91,781	91,705	91,680	91,678	91,675	89,848	64,619	64,610

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